Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

COMMON CROSS-BORDER MERGER TERMS

DRAWN UP BY THE BOARDS OF DIRECTORS OF:

(1)

FI CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and having its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the trade register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (DutchCo); and

(2)

FIAT INDUSTRIAL S.P.A., a public joint stock company (Società per Azioni) organised under the laws of the Republic of Italy, having its registered official seat at Via Nizza 250, 10126, Turin, Italy, registered with the Companies’ Register of Turin (Registro delle Imprese) under number: 10352520018 (FI),

DutchCo and FI are hereinafter jointly also referred to as: the Companies.

C onsidering that:

(A)
These Common Cross-Border Merger Terms have been prepared by the boards of directors of the Companies (the Boards) in order to establish a cross-border legal merger within the meaning of the provisions of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies, implemented for Dutch law purposes under Title 2.7 of the Dutch Civil Code (the DCC) and for Italian law purposes by Italian Legislative Decree no. 108 of May 30, 2008 (the Legislative Decree 108).

By virtue of the cross-border legal merger described herein, FI will cease to exist as a standalone entity and DutchCo, which is a wholly-owned direct subsidiary of FI, will acquire all assets and assume all liabilities and other legal relationships of FI under universal title of succession (verkrijging onder algemene titel) (the FI Merger), also on the basis of the terms and conditions of the merger agreement by and between DutchCo, FI, CNH Global N.V. (CNH) and Fiat Netherlands Holding N.V. (FNH) dated as of November 25, 2012 (the Merger Agreement). A copy of the Merger Agreement is publicly available on the CNH website – Investors section (www.cnh.com).

In addition to the FI Merger, the Merger Agreement also relates to: (i) the cross-border legal merger of FNH with and into FI (the FNH Merger); and (ii) the domestic Dutch law legal merger of CNH with and into DutchCo (the CNH Merger and, together with the FI Merger, the Mergers). The FI Merger and the CNH Merger and the related arrangements in the Merger Agreement will hereinafter be referred to as the Transaction, and DutchCo, FI, CNH and FNH are hereinafter jointly referred to as the Merging Companies.

In accordance with the terms of the Merger Agreement, these Common Cross-Border Merger Terms have been prepared based on the assumption that all three mergers referred to in this Recital (A), will be executed as follows:

(i)
the FNH Merger represents a preliminary step in the overall Transaction and will be completed, regardless of the completion of said overall Transaction, on a certain day prior to the day on which the notarial deed in respect of the FI Merger (the FI Merger Deed) will be executed;

(ii)
pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Legislative Decree 108 and of Section 2:318 of the DCC, this FI Merger shall be executed in accordance with the relevant provisions of Dutch law and, as such, will become effective at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, officiating in the Netherlands (the FI Merger Effective Date);

(iii)
the CNH Merger will be the final merger and the notarial deed relating to the CNH Merger will be executed on the FI Merger Effective Date. In accordance with relevant provisions of Title 2.7 of the DCC, the CNH Merger will become effective at 00.00 AM CET following the FI Merger Effective Date.

(B)
All the Merging Companies are part of the FI group. More specifically: (i) FNH is a wholly-owned direct subsidiary of FI; (ii) DutchCo is a wholly-owned direct subsidiary of FI; and (iii) CNH is an indirect subsidiary of FI, controlled through FNH which owns approximately 87% of the outstanding share capital of CNH (the FNH Owned CNH Share Capital).

Since, as stated above, FI directly owns the entire outstanding share capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to Article 2505 of the Italian Civil Code (ICC), Article 18 of the Legislative Decree 108 and Section 2:333 of the DCC. Separate common cross-border merger terms were prepared by the FI and FNH Boards in connection with the FNH Merger. As a result of the FNH Merger, all FNH Owned CNH Share Capital will be acquired by FI.

As further explained in the reports prepared by the Board of FI and by the Board of DutchCo, respectively, on these Common Cross-Border Merger Terms (attached as Schedule 1 and Schedu le 2, respectively), the main purpose of the Transaction is to streamline the corporate structure of the FI group. Following completion of the Transaction, all existing business activities, shareholdings and other assets belonging to as well as liabilities pertaining to FI and CNH will be consolidated into (or controlled by, as the case may be) one single legal entity (i.e., DutchCo).

(C)
FI is currently listed on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and CNH is listed on the New York Stock Exchange (NYSE). The Transaction is, therefore, also intended to simplify the capital structure of the FI group by creating a single class of liquid stock with a listing on the NYSE and on the Mercato Telematico Azionario. Completion of the Transaction will be subject to, inter alia, approval for listing of the common shares of DutchCo (the DutchCo Common Shares) on the NYSE. To this end, DutchCo shall prepare and file: (i) with the United States Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (together with all amendments thereto, the Registration Statement), in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act) of DutchCo Common Shares and DutchCo special voting shares, and (ii) with the NYSE a listing application for the listing of DutchCo Common Shares.

In addition, an equivalent document (documento di equivalenza) will be prepared and submitted to the supervisory authority in order to obtain the authorization to publish such equivalent document in connection with the listing of DutchCo Common Shares on the Mercato Telematico Azionario and, for the purpose of the above listing, the relevant application will be submitted to Borsa Italiana S.p.A.

As a result of the Transaction: (a) FI shareholders will receive on occasion of the FI Merger and on the basis of the exchange ratio described under Section 8.1 of these Common Cross-Border Merger Terms below, DutchCo Common Shares, and (b) CNH shareholders (other than DutchCo, which will be the parent company of CNH upon completion of the FNH Merger and the FI Merger) will receive DutchCo Common Shares on occasion of the CNH Merger and on the basis of the exchange ratio described under Section 8.1 of the merger plan which has been separately prepared in relation to the CNH Merger (the CNH Merger Plan). No consideration, either in cash or otherwise, will be paid by DutchCo to the shareholders of FI in connection with the FI Merger, other than as follows from the Exchange Ratio, and no consideration will be paid by DutchCo, other than as follows from the exchange ratio described under Section 8.1 of the CNH Merger Plan to the shareholders of CNH in connection with the CNH Merger.

In order to streamline the corporate tree of certain subsidiaries, after filing of this Merger Plan, but prior to the CNH Merger and the FI Merger becoming effective, certain holdings might be transferred by CNH to FI (directly and/or through a subsidiary), provided that no final resolution has been taken yet on this matter. These transactions will be, in any case, carried out at arm’s length terms and conditions and they will not have any impact on the exchange ratio indicated under Section 8 below. The shareholders will be duly informed on the above transactions in connection with the shareholders meeting to be called in order to approve the FI Merger and the CNH Merger.

(D)
These Common Cross-Border Merger Terms, the CNH Merger Plan and the merger plan for the FNH Merger will be published in accordance with the applicable laws and regulations. The Common Cross-Border Merger Terms will also be made available on the corporate website of FI (www.fiati ndustria l.com), as well as, for inspection, at the registered seat of FI and DutchCo’s offices for the persons that applicable law enables so to do.

Similarly, these Common Cross-Border Merger Terms will also be made available for information purposes on the corporate website of CNH (www.cnh.com), as well as, for inspection as additional information to the CNH Merger Plan, at the offices of CNH and DutchCo for the persons that statutory law enables so to do in connection with the CNH Merger.

In consideration of the nationality of the Merging Companies involved in the Transaction, the relevant provisions of Title 2.7 of the DCC, the Legislative Decree 108 and the intended listing of the DutchCo Common Shares on the NYSE and subsequently on the Mercato Telematico Azionario, these Common Cross-Border Merger Terms have been prepared in Italian, Dutch and English.

Italian statutory law stipulates that these Common Cross-Border Merger Terms must be executed and filed in Italian.

The information which has to be made available pursuant to Sections 2:312, paragraph 2, 2:326 and 2:333d of the DCC, Article 2501-ter of the ICC and Article 6 of the Legislative Decree 108 is the following:

1.           LEGAL FORM, NAME AND SEAT OF THE COMPANIES

1.1           The acquiring company:

FI CBM HOLDINGS N.V.

–	limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands; Official seat in Amsterdam, the Netherlands;

–	official seat in Amsterdam, the Netherlands;

–	principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom;

–	issued share capital: Euro 50,000, fully paid-in;

–	no. 5,000,000 shares, having a nominal value of Euro 0.01 each;

–	no shares in the share capital of DutchCo have been pledged or encumbered with a right of usufruct;

–	no depository receipts of shares in the share capital of DutchCo have been issued with the co-operation of DutchCo;

–	registration number with the Dutch Chamber of Commerce (Kamer van Koophandel): 56532474.

DutchCo will be, following completion of the FI Merger, the surviving company and will maintain its current legal form and official seat and will therefore be subject to the laws of the Netherlands.

At the time of completion of the FI Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with the draft articles of association of DutchCo as attached hereto in Schedule 3.

However, the Board of Directors of DutchCo may propose to change DutchCo’s name subject to the authorisation of the shareholders’ meeting to be obtained before the date in which the DutchCo Common Shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of FI as soon as possible and, in any case, in time for communication of the new name to FI shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the FI Merger.

1.2           The disappearing company:

FIAT INDUSTRIAL S.P.A.

–	Joint stock company (Società per Azioni) organized under the laws of the Republic of Italy;

–	registered office in Turin, Via Nizza 250, Italy;

–	share capital: Euro 1,919,433,144.74, fully paid-in;

–	no. 1,222,568,882 ordinary shares, having a nominal value of Euro 1.57 each, and listed on the Mercato Telematico Azionario; and

–	VAT code, tax code and registration number with the Companies’ Register of Turin: 10352520018.

2.            ARTICLES OF ASSOCIATION OF DUTCHCO

2.1
The articles of association of DutchCo have been established by deed of incorporation of DutchCo executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on November 23, 2012 and have subsequently been amended on February 19, 2013. A copy of the current articles of association of DutchCo is attached to these Common Cross-Border Merger Terms as Schedule 4.

2.2
The articles of association of DutchCo will be amended and restated on occasion of the FI Merger becoming effective in accordance with the draft articles of association attached to these Common Cross-Border Merger Terms as Schedule 3.

3.	BOARD OF DIRECTORS OF DUTCHCO

3.1	As of the date of these Common Cross-Border Merger Terms, the Board of Directors of DutchCo is composed of the following individuals:

(a)          Sergio Marchionne (chairman);

(b)          Richard Joseph Tobin; and

(c)          Derek Neilson.

3.2
Prior to the effectiveness of the Transaction, it is envisaged that the members of the Board may be replaced. The general meeting of shareholders of DutchCo will be asked to resolve upon the appointment of each person nominated to be appointed as member of the Board of DutchCo, in accordance with the provisions of the articles of association of DutchCo.

4.	BENEFITS, IF ANY, GRANTED TO BOARD MEMBERS, EXPERTS EXAMINING THESE COMMON CROSS-BORDER MERGER TERMS OR STATUTORY AUDITORS OF THE COMPANIES ON OCCASION OF THE FI MERGER

4.1	No benefits shall be granted to members of any of the Boards of FI and DutchCo or to any other person on the occasion of the FI Merger.

4.2
No specific benefits connected with the FI Merger were established for the experts, appointed by FI and DutchCo. They will receive adequate remuneration in relation to the tasks performed by them, in accordance to what was approved by the relevant companies.

4.3	No specific benefits connected with the FI Merger were established for the statutory auditors or the members of another control body of FI and DutchCo.

5.	EFFECTIVE DATE OF THE FI MERGER: LEGAL AS WELL AS ACCOUNTING AND FINANCIAL DATE

5.1
Pursuant to Article 15 of Legislative Decree 108 and Section 2:318 of the DCC and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, as anticipated under Recital (A) to these Common Cross-Border Merger Terms, the FI Merger shall be established in accordance with and pursuant to Section 2:318 of the DCC and will become effective on the FI Merger Effective Date (i.e., at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, residing in the Netherlands).

The Dutch registrar will subsequently inform the Companies’ Register of Turin that the FI Merger has become effective. It is envisaged that the FI Merger will become effective during 2013.

5.2
The financial information with respect to the assets, liabilities and other legal relationships of FI will be reflected in the accounts and other financial reports of DutchCo as of January 1, 2013, and, with that the accounting effects of the FI Merger will be recognized in DutchCo’s accounts from that date.

6.	MEASURES IN CONNECTION WITH SHAREHOLDING IN FI

6.1
As a result of the FI Merger becoming effective, all shares of FI currently outstanding will be cancelled by operation of law and, in exchange thereof, DutchCo will allot one DutchCo Common Share (each having a nominal value of Euro 0.01) for each ordinary share in FI (each having a nominal value of Euro 1.57) on the basis of the Exchange Ratio for the FI Merger as specified under Section 8.1 below.

All 5,000,000 shares with a nominal value of Euro 0.01 each held by FI in DutchCo will be cancelled in accordance with Section 2:325, paragraph 3, of the DCC.

6.2
The DutchCo Common Shares being allotted on occasion of the FI Merger – to be listed, at the time of completion of the Transaction, on the NYSE and, following the completion of the Transaction, on the Mercato Telematico Azionario – will be allotted in dematerialized form and delivered to the beneficiaries through the centralized clearing system with effect from the FI Merger Effective Date. Further information on the conditions and procedure for allocation of the DutchCo Common Shares shall be communicated publicly in a notice published on the website of FI (www.fiatindus trial.com ), as well as on the daily newspaper La  Stampa. The shareholders of FI will bear no costs in relation to the shares exchange.

6.3
Immediately after the FI Merger has become effective and pursuant to the terms of the Merger Agreement, DutchCo will issue special voting shares, with a nominal value of Euro 0.01 each, to those eligible shareholders of FI who elect to receive such special voting shares upon completion of the FI Merger in addition to DutchCo Common Shares. Holders of FI common shares who wish to receive special voting shares immediately after the completion of the FI Merger are required to follow the procedures (the Initial Allocation Procedures) as described in the FI shareholders’ circular which will be made available on the corporate website of FI (www.fiatin dustrial .com) when the FI Extraordinary Meeting of Shareholders for the purposes of approving the entering into the FI Merger is convened. The characteristics of the special voting shares are further set out in the DutchCo draft articles of association attached as Schedule 3 to these Common Cross-Border Merger Terms and in the Special Voting Share Terms as defined in and attached to the Merger Agreement, to be made available on the FI corporate website.

For the avoidance of doubt, these special voting shares are not part of the exchange ratio set out under Section 8.1 below.

6.4
FI does not have any shares outstanding that are non-voting shares or non-profit- sharing shares. Therefore, Section 2:326 sub (d) to (f) of the DCC and the special compensation arrangement (bijzondere schadeloosstellingsregeling) as referred to in Section 2:330a of the DCC do not apply.

7.	OTHER RIGHTS AND COMPENSATIONS CHARGEABLE TO DUTCHCO

7.1
FI has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”. For each right held (the FI Equity Rights), the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of DutchCo Common Shares.

7.2
Other than holders of FI Equity Rights as set out under Section 7.1 above, there are no persons who, in any other capacity than as FI shareholder, have special rights against FI such as rights to participate in profit distributions or rights to acquire newly issued shares in the capital of FI. Therefore no similar special rights are due and no compensation shall be paid to anyone on account of DutchCo.

7.3
With the exception of the provisions relating to special voting shares described in Section 6.3 of these Common Cross-Border Merger Terms above, no rights and obligations in addition to those that follow from Italian law or the articles of association of FI apply to the shareholders of FI and no rights and obligations in addition to those that follow from Dutch law or the articles of association of DutchCo apply to the shareholders of DutchCo.

7.4	FI and DutchCo do not currently have any shares other than ordinary shares in issue.

8.	THE SHARE EXCHANGE RATIO

8.1
As a result of the FI Merger becoming effective, each holder of one or more ordinary shares in the share capital of FI at the time of the FI Merger Effective Date shall be granted one DutchCo Common Share with a nominal value of Euro 0.01 each for each ordinary share in FI with a nominal value of Euro 1.57 each (the Exchange Ratio).

No payments shall be made pursuant to the Exchange Ratio on the occasion of the FI Merger.

8.2
At the request of DutchCo, BDO Audit & Assurance B.V. will prepare a statement in relation to the fairness of the Exchange Ratio in accordance with Sections 2:328, paragraph 1, and 2:333g of the DCC. This statement will be made available to the public in accordance with applicable laws and regulations.

8.3
At the request of FI, Reconta Ernst & Young S.p.A. (RE&Y), as independent auditing firm for FI, will prepare a statement in relation to the fairness of the Exchange Ratio taking into account the effects of the overall Transaction, as referred to in Article 2501-sexies of the ICC and Article 9 of the Legislative Decree 108. This statement will be made available to the public in accordance with applicable laws and regulations.

9.	THE DATE AS OF WHICH AND EXTENT TO WHICH THE DUTCHCO COMMON SHARES WILL CARRY ENTITLEMENT TO PARTICIPATION IN THE PROFITS OF DUTCHCO

Each DutchCo Common Share will carry entitlement to participation in the profits of DutchCo as from January 1, 2013 in proportion to its participation in the nominal share capital of DutchCo, irrespective of whether such profits arise due to the activities DutchCo acquired as a result of the FI Merger or as a result of the CNH Merger. No particular rights to the dividends will be granted in connection with the FI Merger.

10.	IMPACT OF THE FI MERGER ON THE ACTIVITIES OF FI

The activities of FI shall be continued by DutchCo, together with the activities DutchCo will acquire as a result of the completion of the FNH Merger and the CNH Merger.

11.	EXPECTED EFFECTS OF THE FI MERGER ON EMPLOYMENT

The FI Merger is not expected to have any material impact on the employees of FI. Currently DutchCo does not have any employees.

Notwithstanding the fact that there is no material impact on employees and/or employment, FI will carry out the consultation procedure set out under Article 47 of Italian Law no. 428 of December 29, 1990, as amended.

Additionally, in accordance with the provisions of Article 8 of Legislative Decree 108, the FI Board’s report (the FI Directors Report) will be made available to FI’s employees at least 30 days prior to the extraordinary general meeting of shareholders of FI called for the purposes of approving the entering into the FI Merger (the FI Extraordinary Meeting of Shareholders).

The FI Directors Report and the report prepared by the Board of DutchCo (the DutchCo Board Report) are attached hereto as Schedules 1 and 2, respectively.

12.	INFORMATION ON THE PROCEDURES FOR THE INVOLVEMENT OF EMPLOYEES IN DEFINING THEIR CO-DETERMINATION RIGHTS IN DUTCHCO

Article 19 of Legislative Decree 108 regulating participation of employees is not applicable to the FI Merger as DutchCo as the surviving company in the FI Merger (and in the Transaction as a whole) is not an Italian company and neither FI nor DutchCo applies an employee participation system in the meaning of EU Directive 2005/56/EC of October 26, 2005 on cross-border mergers of limited liability companies.

In light of the above, no special negotiation body will have to be set up and no other action whatsoever will have to be taken with regard to employee participation in the context of the contemplated FI Merger.

13.	INFORMATION ON THE VALUATION OF THE ASSETS AND LIABILITIES TO BE TRANSFERRED TO DUTCHCO

13.1
The value of the assets and liabilities of FI to be transferred to DutchCo as of the FI Merger Effective Date will be determined on the basis of the relevant accounting net value as of the FI Merger Effective Date. These assets and liabilities are indicated as of December 31, 2012 in the Financial Statements at December 31, 2012 prepared by the FI Board of Directors (it being understood that said merger accounts are the 2012 yearly financial statements of FI).

13.2	The conditions of the FI Merger have been established on the basis of the Financial Statements at December 31, 2012 of DutchCo and the Financial Statements at December 31, 2012 of FI.

A copy of those merger accounts is attached hereto as Schedule 5 and Schedule 6, respectively.

14.	GOODWILL AND DISTRIBUTABLE RESERVES OF DUTCHCO

14.1
As the FI Merger takes place on the basis of the book value, there will be no goodwill impact other than that the amount of goodwill currently represented in the books of FI will be equally represented in the books of DutchCo.

14.2
As a result of the FI Merger, the freely distributable reserves (vrijuitkeerbare reserves) of DutchCo shall increase with the difference between the value of: (A) the assets, liabilities and other legal relationships of FI (based on Financial Statements at December 31, 2012, this would represent a value amounting to approximately 4,043 Euro million or 5,333 USD million on the basis of the currency exchange Euro/USD as of December 31, 2012 of 1.319) being acquired by DutchCo on the occasion of the FI Merger and (B) the sum of the nominal value of all DutchCo Common Shares, with a nominal value of Euro 0.01 each, being allotted on the occasion of the FI Merger becoming effective, and the reserves DutchCo must maintain as a matter of Dutch law and its articles of association as they will read as of the FI Merger Effective Date.

15.	CASH EXIT RIGHTS FOR FI SHAREHOLDERS

15.1	FI shareholders who do not vote in favour of these Common Cross-Border Merger Terms (the Qualifying Shareholders) will be entitled to exercise their cash exit rights pursuant to:

(i)	Article 2437, paragraph 1, letter (c) of the ICC, given that FI’s registered office is to be transferred outside Italy;

(ii)	Article 2437-quinquies of the ICC, given that FI’s shares will be delisted; and

(iii)	Article 5 of Legislative Decree 108, given that DutchCo is organized and managed under the laws of a country other than Italy (i.e., the Netherlands).

Given that those events will only occur upon the execution of the Transaction, the exercise of the cash exit rights by FI shareholders is conditional upon the Transaction actually being pursued.

15.2
In accordance with Article 2437-bis of the ICC, Qualifying Shareholders may exercise their cash exit rights, in relation to some or all of their shares, by sending notice via registered mail to the registered offices of FI no later than fifteen days following registration with the Companies’ Register of Turin of the minutes of the FI Extraordinary Meeting of Shareholders at which the resolution triggering that right was passed. Notice of the registration will be published in the daily newspaper La Stampa and on the FI corporate website.

15.3
In accordance with Article 2437-ter of the ICC, the redemption price payable to shareholders exercising cash exit rights will be equivalent to the arithmetic average of the daily closing price (as calculated by Borsa Italiana S.p.A.) of FI ordinary shares for the six-month period prior to the date of publication of the notice calling the FI Extraordinary Meeting of Shareholders at which the resolution triggering such rights was passed. FI will provide shareholders with information relating to the redemption price in accordance with the applicable laws and regulations.

15.4
Once the fifteen-day exercise period has expired, the shares with respect to which exit rights have been exercised will be offered by FI before the FI Merger becomes effective to its then existing shareholders and subsequently, if any such shares remain unsold, they will be offered on the market for one trading day or eventually acquired by FI. The above offer and sale procedure will be conditional on the closing of the FI Merger.

15.5	On or about the FI Merger Effective Date or immediately thereafter, the shareholders who exercised cash exit rights shall receive the cash exit price through the relevant depositaries.

15.6
If the FI Merger will not be established, the shares in relation to which the cash exit rights have been exercised, will continue to be held by the shareholders who exercised such rights, no payment will be made to such shareholders and FI’s shares will not be delisted from the Mercato Telematico Azionario pursuant to Article 2437-quater of the ICC.

15.7	The Transaction will not trigger any cash exit rights as described in this Section 15 for the shareholders of CNH, FNH or DutchCo.

16.	APPROVAL OF THE RESOLUTIONS TO ENTER INTO THE FI MERGER

16.1
In accordance with Article 2502 of the ICC, the resolution of the Board of FI to establish the merger in accordance with these Common Cross Border Merger Terms requires the approval of the FI Extraordinary Meeting of Shareholders.

16.2
The general meeting of shareholders of DutchCo will need to resolve to the entering into the merger on the basis of these Common Cross-Border Merger Terms before the Board of DutchCo is authorised to have the notarial deed in relation to the establishment of the FI Merger be executed.

16.3	The resolution to enter into the FI Merger does not require the prior approval of a third party.

Although not strictly required to consummate the Transaction, FI started the process to obtain consent or waivers, as the case may be, in relation to the FI Merger from lenders participating in its loan agreements. Although FI is confident to be able to obtain any consent or waiver that may be required in relation to financing agreements, there is no guarantee that all necessary consents or waivers will be given, or that they will be given in a timely manner, and, as a consequence, repayment of certain financing may be required prior to this scheduled maturity.

17.	PRE-MERGER FORMALITIES, REQUIRED APPROVALS AND CONDITIONS

17.1
The respective obligations of each party to effect the Transaction are subject to satisfaction or, to the extent permitted by applicable law, waiver (in writing) prior to the Closing Date (as defined in the Merger Agreement) of the following conditions:

(i)	the shareholders’ approval of the FI Merger by the FI Extraordinary Meeting of Shareholders and the shareholders’ approval of the CNH Merger by the extraordinary meeting of shareholders of CNH;

(ii)
DutchCo Common Shares which are to be allotted to FI shareholders and CNH shareholders on the occasion of the Mergers and issued pursuant to the exercise of the DutchCo Equity Incentive (as defined in the Merger Agreement) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(iii)
no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Mergers in accordance with the terms set forth in the Merger Agreement and no order shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers;

(iv)
the Registration Statement shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of FI or CNH, threatened by the SEC;

(v)
the amount of cash, if any, to be paid to (a) FI shareholders exercising cash exit rights under Article 2437-quater of the ICC, and/or (b) creditors of FI exercising their creditor opposition rights, shall not exceed in the aggregate Euro 325 million;

(vi)
the 60 day-period following the date upon which the resolution of the FI Extraordinary Meeting of Shareholders has been registered with the Companies’ Register of Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI’s creditors’ claims, if any, without prejudice to Article 2503 of the ICC;

(vii)
RE&Y shall have delivered to FI, in accordance with the applicable provisions of Italian law and the applicable laws in the EU, the report mentioned under Section 8.2 above with respect to the fairness of the Exchange Ratio (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI);

(viii)
Mazars Paardekooper Hoffman N.V. shall have delivered to CNH, in accordance with the applicable provisions of Dutch law and applicable laws in the EU, the CNH expert report with respect to the fairness of the exchange ratio for the CNH shares (a copy of which shall have been provided to FI as soon as practicable upon delivery thereof to CNH);

(ix)
CNH shall have received an opinion of McDermott Will & Emery LLP or other (U.S.) nationally recognized tax counsel (the choice of such other tax counsel must have been approved by the special committee of the board of directors of CNH in its reasonable discretion) and FI shall have received an opinion of Sullivan & Cromwell LLP or other (U.S.) nationally recognized tax counsel, in each case as of the Closing Date, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986. In rendering the opinions described in this Section 17(ix), each party’s tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and FI. For the avoidance of doubt, CNH and FI shall not choose to appoint the same tax counsel to render the opinion under this Section 17(ix);

(x)
all actions necessary to cause each of the FNH Merger, the FI Merger and the CNH Merger to become effective shall have been taken by DutchCo, FI, FNH and CNH except for the execution of the FI Merger Deed and the CNH Merger Deed by a civil law notary, officiating in the Netherlands.

17.2	The obligation of CNH to effect the CNH Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)	the representations and warranties of FI as set forth in Exhibit B to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)	each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; and

(iii)
from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on FI and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

17.3	The obligations of FI to effect the FI Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)
the representations and warranties of CNH as set forth in Exhibit C to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)	CNH shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement); and

(iii)	from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on CNH and its subsidiaries, taken as a whole.

17.4
For the avoidance of doubt, the conditions set out in Sections 17.1, 17.2, and 17.3 of these Common Cross-Border Merger Terms are repeated herein for information purposes only and these Sections 17.1, 17.2, and 17.3 do not in any way intend to amend, limit, extend or waive the conditions precedent as they have been agreed upon by parties in the Merger Agreement.

17.5
As far as the condition mentioned under the Merger Agreement with regard to the payment of the extraordinary dividend of USD 10.00 by CNH to non-FNH CNH shareholders is concerned, it is to be noted that such dividend was paid on December 28, 2012.

17.6
Satisfaction or waiver of the conditions precedent set out in Sections 17.1, 17.2, and 17.3, will be evidenced between the Boards in a written statement to be addressed by the FI Board to the DutchCo Board and vice versa, subject to prior approval by the FI Extraordinary Meeting of Shareholders, where required.

17.7
The companies participating in the Transaction will communicate information regarding the satisfaction of or failure to satisfy the above conditions precedent to the market in accordance with the applicable laws and regulations.

17.8	The FI Merger shall not be established other than after:

(i)
a declaration shall have been received from the local district court in Amsterdam, the Netherlands that no creditor has opposed to the FI Merger or the CNH Merger pursuant to Section 2:316 of the DCC or, in case of any opposition pursuant to Section 2:316 of the DCC, such declaration shall have been received within one month of the withdrawal of the opposition or the discharge of the opposition having become enforceable; and

(ii)
delivery by the Italian public notary selected by FI of the pre-merger compliance certificate to the Dutch civil law notary, such certificate being the pre-merger scrutiny certificate in the meaning of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

18.	SIGNING FORMALITIES, GOVERNING LAW

18.1
Pursuant to Section 2:312, paragraph 3 and 4, of the DCC, these Common Cross-Border Merger Terms will have to be signed by each member of the Boards. These Common Cross-Border Merger Terms will come into effect, when legally signed by all signatories.

18.2
For all matters that are not mandatorily subject to the laws applicable to FI (i.e. Italian law), these Common Cross-Border Merger Terms shall be governed by, and interpreted in accordance with, the laws of the European part of the Netherlands.

Any dispute between the Companies as to the validity, interpretation or performance of these Common Cross-Border Merger Terms shall be submitted to the exclusive jurisdiction of the Dutch courts, unless otherwise provided for by mandatory provisions of law.

Dated: 21 February 2013

Schedule 1:	FI board report (Italian)
FI board report (English)

Schedule 2:	DutchCo board report (Italian)
DutchCo board report (English)

Schedule 3:	Proposed Articles of Association of DutchCo (Italian)
Proposed Articles of Association of DutchCo (English)
Proposed Articles of Association of DutchCo (Dutch)

Schedule 4:	Current Articles of Association of DutchCo (Italian)
Current Articles of Association of DutchCo (English)
Current Articles of Association of DutchCo (Dutch)

Schedule 5:	FI Financial Statements at 31 December 2012 (Italian)
FI Financial Statements at 31 December 2012 (English)

Schedule 6:	DutchCo Financial Statements at 31 December 2012 (Italian)
DutchCo Financial Statements at 31 December 2012 (English)

Schedule 7:	FI annual report at December 31, 2012, reports of the Independent Auditors and the Statutory Auditors (Italian)

FI annual report at December 31, 2012, reports of the Independent Auditors and the Statutory Auditors (English)

Schedule 8:	DutchCo Financial Statements at February 28, 2013 (Italian)
DutchCo Financial Statements at February 28, 2013 (English)

The DutchCo Financial Statements which have been prepared by virtue of Section 2:313 DCC and, in consideration of the representations made under Section 13.2 of these Common Cross-Border Merger Terms, are not in any aspect materially different from the DutchCo Financial Statements at December 31, 2012

FI CBM Holdings N.V.
Board of Directors

/f/s/o/ Sergio Marchionne	/f/s/o/ Richard Joseph Tobin	/f/s/o/ Derek Neilson

Fiat Industrial S.p.A.
Board of Directors

/f/s/o/ Alberto Bombassei	/f/s/o/ Sergio Marchionne

/f/s/o/ Maria Patrizia Grieco	/f/s/o/ Gianni Coda

/f/s/o/ Giovanni Perissinotto	/f/s/o/ John Elkann

/f/s/o/ Jacqueline A. Tammenoms Bakker	/f/s/o/ Libero Milone

/f/s/o/ Robert Liberatore	/f/s/o/ John Zhao

/f/s/o/ Guido Tabellini

***

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them.  All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.